Exhibit 99.2

B.O.S Announces Appointment of New Chairman

RISHON LEZION, Israel, November 27, 2019 -- B.O.S Better Online Solutions Ltd. (“BOS” or the “Company”) (NASDAQ: BOSC), a global provider of RFID and Robotic systems and Supply Chain solutions for enterprises, today announced that Mr. Ziv Dekel has been appointed Chairman of the Board.

Mr. Dekel has been a BOS Director since June 2015. Over the past nine years, Mr. Dekel has provided strategic consulting for a wide range of businesses in diverse industries. From 2002 through 2010, Mr. Dekel has served as the CEO and Managing Partner of Shaldor Strategy Counseling, helping businesses effectively set strategic direction, deploy key strategic initiatives and maximize operational impact. Mr. Dekel holds a BA in Economics and an MBA, both from Tel-Aviv University.

Eyal Cohen, BOS co-CEO and CFO stated, “Ziv has provided invaluable strategic guidance during his tenure on our Board and we are excited that he has agreed to assume the role of Chairman. We look forward to benefiting from his broad experience as we drive our growth strategy and work to increase long term shareholder value.”

Ziv Dekel stated, “This is an exciting time for BOS, and I am looking forward to taking a significant role in executing the growth strategy that we believe will gradually yield consistent and sustained growth in revenues.”

About BOS

B.O.S is a global provider of RFID and Robotic systems and of Supply Chain solutions to enterprises. BOS offers smart automation systems for industrial processes, logistics and retail stores. The Company’s Supply Chain division provides electronic components mainly for the aerospace, defense and other industries worldwide including electronic components services of consolidation from a vast number of suppliers, long term scheduling and kitting. For more information, please visit: www.boscorporate.com or contact:

International	Company Contact

John Nesbett	Eyal Cohen, Co-CEO & CFO
IMS Investor Relations	BOS
(203) 972-9200	+972-542525925
jnesbett@institutionalms.com	eyalc@boscom.com

Safe Harbor Regarding Forward-Looking Statements

The forward-looking statements contained herein reflect management’s current views with respect to future events and financial performance. These forward-looking statements are subject to certain risks and uncertainties that could cause the actual results to differ materially from those in the forward-looking statements, all of which are difficult to predict and many of which are beyond the control of BOS.  These risk factors and uncertainties include, amongst others, the dependency of sales being generated from one or a few major customers, the uncertainty of BOS being able to maintain current gross profit margins, inability to keep up or ahead of technology and to succeed in a highly competitive industry, inability to maintain marketing and distribution arrangements and to expand our overseas markets, uncertainty with respect to the prospects of legal claims against BOS, the effect of exchange rate fluctuations, general worldwide economic conditions and continued availability of financing for working capital purposes and to refinance outstanding indebtedness; risks associated with completing and successfully integrating an acquisition with BOS’s existing business; and additional risks and uncertainties detailed in BOS’ periodic reports and registration statements filed with the U.S. Securities and Exchange Commission. BOS undertakes no obligation to publicly update or revise any such forward-looking statements to reflect any change in its expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements.